May 17 , 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jeffrey Sears

Re:          TransDigm Group Incorporated

Registration Statement on Form S-3 (File No. 333-142273)

Dear Mr. Sears:

                As Representatives of the several Underwriters of up to 11,500,000 Shares of TransDigm Group Incorporated (the “Company”), we hereby join with the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m. (NYT) on May 21, 2007, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 14, 2007, through the date hereof:

Preliminary Prospectus dated May 14, 2007:

9,815 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
BANC OF AMERICA SECURITIES LLC
LEHMAN BROTHERS INC.

By: LEHMAN BROTHERS INC.

By:	/s/ Arlene Salmonson
Arlene Salmonson
Vice President